Exhibit 99.1

WEIBO CORPORATION

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on November 12, 2019

On Tuesday, November 12, 2019, Weibo Corporation, a Cayman Islands company (the “Company”), will hold its annual general meeting (the “AGM”) of shareholders at Room 5809-10, 58/F, Two International Finance Centre, 8 Finance St. Central, Hong Kong. The meeting will begin at 2:00 p.m. (Hong Kong time).

Only shareholders registered in the Company’s register of members at the close of business on September 26, 2019 (the “Record Date”) are entitled to receive notice of and vote at the AGM or any adjourned or postponed meeting thereof. At the AGM, following resolutions will be considered, and if thought fit, passed as ordinary resolutions:

•                  THAT Mr. Daniel Yong Zhang shall be re-elected as a director of the Company at this annual general meeting and retain office until his retirement pursuant to the Company’s memorandum and articles of association; and

•                  THAT Mr. Pehong Chen shall be re-elected as a director of the Company at this annual general meeting and retain office until his retirement pursuant to the Company’s memorandum and articles of association.

In addition, the meeting will transact any other business properly brought before the meeting.

Certain biographic information of Mr. Daniel Yong Zhang and Mr. Pehong Chen is set out in Appendix I hereto.

Shareholders registered in the Company’s register of members at the close of business on the Record Date are cordially invited to attend the AGM in person. Your vote is important.  Whether or not you expect to attend the AGM in person, please mark, date, sign and return the enclosed proxy card as promptly as possible, and in any event, not less than 48 hours before the time appointed for the holding of the AGM, in the postage-prepaid envelope provided to ensure your representation and the presence of a quorum at the AGM.  The ordinary shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his or her discretion.  Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions.  If you change your mind after you return your proxy card, you may revoke your proxy by voting in person at the AGM, or by submitting a notice of revocation of another proxy card with a later date up to 48 hours before the AGM or later at the discretion of the Chairman of the AGM.

HOLDERS OF THE COMPANY’S AMERICAN DEPOSITARY SHARES (“ADSs”) WHO WISH TO EXERCISE THEIR VOTING RIGHTS FOR THE UNDERLYING ORDINARY SHARES MUST ACT THROUGH THE DEPOSITARY OF THE COMPANY’S ADS PROGRAM, JPMORGAN CHASE BANK, N.A.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at ir.weibo.com, or by contacting Investor Relations Department, Weibo Corporation, No.8 Sina Plaza, Courtyard 10, the West, Xibeiwang E.R. Haidian District, Beijing 100193, People’s Republic of China, telephone +86 10 5898-3336.

By Order of the Board of Directors,

/s/ Charles Chao
Charles Chao
Chairman of the Board of Directors

Beijing, China

September 24, 2019

APPENDIX I

BIOGRAPHIC INFORMATION OF THE
RETIRING DIRECTORS STANDING FOR RE-ELECTION

Certain biographic information of the retiring directors is set forth below:

Daniel Yong Zhang has served as our director since May 2014. Mr. Zhang has been the Executive Chairman since September 2019 and the Chief Executive Officer since May 2015 of Alibaba Group Holding Limited, a leading online and mobile commerce company listed on the NYSE. After joining Alibaba in August 2007, Mr. Zhang served multiple senior management roles, including Alibaba’s director from September 2014 to September 2019, Chief Operating Officer from September 2013 to May 2015, President of Tmall.com from June 2011 to September 2013, and Chief Financial Officer of Taobao Marketplace from August 2007 to June 2011 while concurrently serving as the General Manager of Tmall.com from April 2008 to June 2011. Prior to joining Alibaba, Mr. Zhang served as the Chief Financial Officer of Shanda Interactive Entertainment Limited, an online game developer and operator then listed on NASDAQ, from August 2005 to August 2007. From 2002 to 2005, he was a senior manager of PricewaterhouseCoopers’ Audit and Business Advisory Division in Shanghai. He is a member of the WEF International Business Council and the Vice Co-Chair of the Board of the Consumer Goods Forum. Mr. Zhang received a bachelor’s degree in finance from Shanghai University of Finance and Economics.

Pehong Chen has served as our independent director since January 2016. Before that he served as a director of SINA between March 1999 and December 2015. Mr. Chen has been the Chief Executive Officer, President and Chairman of the board of BroadVision Inc., a software applications company, since May 1993. Prior to founding BroadVision, Mr. Chen was Vice President of Multimedia Technology at Sybase, Inc., an enterprise software company, from 1992 to 1993. From 1989 to 1992, Mr. Chen founded and was President of Gain Technology, a multimedia software tools company, which was acquired by Sybase. He currently also serves at the board of director of Asian Art Museum. Mr. Chen received a B.S. in Computer Science from National Taiwan University, an M.S. in Computer Science from Indiana University and a Ph.D. in Computer Science from the University of California at Berkeley.